Filed Pursuant to Rule 433

September 4, 2019

Relating to Preliminary Prospectus Supplement dated September 4, 2019 to

Prospectus dated December 15, 2017

Registration No. 333-222102

Hewlett Packard Enterprise Company

Pricing Term Sheet

$1,000,000,000 2.250% Notes due 2023 (the “Fixed Rate Notes”)

Issuer:	Hewlett Packard Enterprise Company

Ratings (Moody’s / S&P / Fitch):	Baa2/BBB/BBB+(1)

Trade Date:	September 4, 2019

Settlement Date:	September 13, 2019(2)

Maturity Date:	April 1, 2023

Principal Amount Offered:	$1,000,000,000

Price to Public (Issue Price):	99.979% of the principal amount

Interest Rate:	2.250%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2020

Benchmark Treasury:	1.5% UST due August 15, 2022

Benchmark Treasury Price and Yield:	100-13 1⁄4; 1.356%

Spread to Benchmark Treasury:	+90 basis points

Re-offer Yield:	2.256%

Day Count Convention:	30/360

Optional Redemption:	At any time prior to March 1, 2023 (one month prior to maturity), make-whole redemption at Treasury Rate plus 15 basis points. On or after March 1, 2023 (one month prior to maturity), redemption at par.

CUSIP:	42824CBE8

ISIN:	US42824CBE84

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

Santander Investment Securities Inc.

Barclays Capital Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Loop Capital Markets LLC

SG Americas Securities, LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Standard Chartered Bank

Academy Securities, Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

We expect that delivery of the Fixed Rate Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the seventh U.S. business day following the date of the pricing of the Fixed Rate Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Fixed Rate Notes on any date prior to the second business day before delivery will be required by virtue of the fact that the notes initially will settle in seven business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Interested parties may also obtain a prospectus and the related prospectus supplement by requesting it from HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mizuho Securities USA LLC toll-free at 1-866-271-7403.